UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 13, 2015

Jarden Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-13665	35-1828377
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1800 North Military Trail, Boca Raton, Florida	33431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (561) 447-2520

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Item 5.02 below is incorporated by reference in its entirety into this Item 1.01.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement Schedule Updates

In connection with the automatic extension of the employment periods of Martin E. Franklin, the Executive Chairman of Jarden Corporation, a Delaware corporation (the “Company”), Ian G.H. Ashken, the Vice Chairman and President of the Company, and James E. Lillie, the Chief Executive Officer of the Company, pursuant to the terms of their respective existing amended and restated employment agreements, each as amended, the Company, as of December 13, 2015, entered into technical amendments to the schedules to the employment agreements (the “Schedule Amendments”) for each of Messrs. Franklin, Ashken and Lillie solely to update the respective schedules of annual restricted stock grants with the Company extending such schedules through December 31, 2018. The grants will be subject to the terms of Messrs. Franklin’s, Ashken’s and Lillie’s respective employment agreements and the individual restricted stock award agreements to be entered into by and between the Company and each of them. The Schedule Amendments were approved by the Company’s Board of Directors upon the recommendation of the Company’s Compensation Committee. The foregoing summary description is qualified in its entirety by reference to the full texts of the Schedule Amendments for each of Messrs. Franklin, Ashken and Lillie, which are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and incorporated by reference herein.

Departure of Certain Officers; Separation Agreements

As previously announced, on December 13, 2015, the Company, Newell Rubbermaid Inc., a Delaware corporation (“Newell”), NCPF Acquisition Corp. I, a Delaware corporation and a wholly-owned subsidiary of Newell, and NCPF Acquisition Corp. II, a Delaware corporation and a wholly-owned subsidiary of Newell, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Newell will combine with Jarden in a series of merger transactions (the “Combination”).

In connection with the Merger Agreement, the Company entered into separation agreements with each of Mr. Franklin (the “Franklin Separation Agreement”), Mr. Ashken (the “Ashken Separation Agreement”), and Mr. Lillie (the “Lillie Separation Agreement” and, collectively with the Franklin Separation Agreement and the Ashken Separation Agreement, the “Separation Agreements”). The Separation Agreements were approved by the Company’s Board of Directors upon the recommendation of the Company’s Compensation Committee.

Pursuant to each of the Separation Agreements, each of Messrs. Franklin, Ashken and Lillie will continue his employment with the Company in his current capacity until the date on which the Combination is consummated pursuant to the Merger Agreement (the “Separation Date”). On the Separation Date, each of Messrs. Franklin’s, Ashken’s and Lillie’s employment with the Company will terminate and such termination will be treated as a “Termination Without Cause” in connection with a “Change of Control of the Company” under their respective amended and restated employment agreements, each as amended, with the Company.

As a condition to receiving the separation payments and benefits described in the Separation Agreements, each of Messrs. Franklin, Ashken and Lillie will be required to execute a release and waiver of claims in favor of the Company, and has agreed to extend the duration of the noncompetition covenants contained in their respective employment agreements from two years to four years following the Separation Date. The foregoing summary description is qualified in its entirety by reference to the full texts of the Franklin Separation Agreement, the Ashken Separation Agreement and the Lillie Separation Agreement, which are attached hereto as Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6, respectively, and incorporated by reference herein.

Caution Concerning Forward Looking Statements

Statements that are not historical in nature constitute forward looking statements. These forward-looking statements relate to information or assumptions about the timing of completion of the proposed acquisition, the expected benefits of the proposed acquisition, management’s plans, projections and objectives for future operations, scale and performance, integration plans and expected synergies therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, and debt ratings. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Such expectations are based upon certain preliminary information, internal estimates, and management assumptions, expectations, and plans, and are subject to a number of risks and uncertainties inherent in projecting future conditions, events, and results. Actual results could differ materially from those expressed or implied in the forward-looking statements if one or more of the underlying assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed acquisition will not be consummated in a timely manner; risks that any of the closing conditions to the proposed acquisition may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed acquisition; failure to realize the benefits expected from the proposed acquisition; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed acquisition on the ability of Jarden to retain customers and retain and hire key personnel, maintain relationships with suppliers, on Jarden’s operating results and businesses generally and those factors listed in Jarden’s most recently filed Quarterly Report on Form 10-Q and Exhibit 99.1 thereto and Jarden’s most recent Annual Report on Form 10-K for the year ended December 31, 2014, in each case, filed with the Securities and Exchange Commission (“SEC”). Changes in such assumptions or factors could produce significantly different results. The information contained in this Current Report on Form 8-K is as of the date hereof. Jarden assumes no obligation to update any forward-looking statements contained in this Current Report on Form 8-K as a result of new information or future events or developments.

Additional Information and Where to Find It

In connection with the proposed acquisition, Newell Rubbermaid and Jarden will file a registration statement on Form S-4 that will include the Joint Proxy Statement of Newell Rubbermaid and Jarden that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the acquisition. THE COMPANY URGES INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PROPOSED ACQUISITION. Investors and shareholders will be able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Jarden by accessing Jarden’s website at www.Jarden.com by clicking on the “For Investors” link and then clicking on the “SEC Filings” link or by contacting Jarden Investor Relations at rwilson@jarden.com or by calling 203-845-5300. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed acquisition contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015 and November 16, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015 and June 9, 2015. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Number	Exhibit

10.1	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Martin E. Franklin

10.2	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Ian G.H. Ashken

10.3	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and James E. Lillie

10.4	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Martin E. Franklin

10.5	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Ian G.H. Ashken

10.6	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and James E. Lillie

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2015

JARDEN CORPORATION

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President - Administration, General Counsel and Secretary

Exhibit Index

Number	Exhibit

10.1	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Martin E. Franklin

10.2	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Ian G.H. Ashken

10.3	Amendment Agreement, dated as of December 13, 2015, by and between Jarden Corporation and James E. Lillie

10.4	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Martin E. Franklin

10.5	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and Ian G.H. Ashken

10.6	Separation Agreement, dated as of December 13, 2015, by and between Jarden Corporation and James E. Lillie